February 20, 2013

VIA EDGAR & BY EMAIL

(+1-202-772-9203)

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             SYSWIN Inc.

Schedule 13E-3 filed January 7, 2013

File No. 5-85947

Dear Ms. Kim:

On behalf of SYSWIN Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of February 12, 2013 with respect to Amendment No. 1 to the Schedule 13E-3, File No. 5-85947 (“Amendment No. 1”), filed on February 4, 2013 by the Company and the other filing persons named therein.  For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.  Please note that all references to page numbers in the responses are references to the page numbers in the revised proxy statement (“Proxy Statement Amendment No. 2”) attached as Exhibit (a)(1) to Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”) filed concurrently with the submission of this letter.

We represent the Company.  To the extent any response relates to information concerning any of Mr. Liangsheng Chen, Brilliant Strategy Limited, Brilliant Acquisition Limited and Oppenheimer & Co. Inc., such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 2, which has been amended in response to the Staff’s comments.  In addition, a marked copy of Amendment No. 2 and Proxy Statement Amendment No. 2 indicating changes to Amendment No. 1 and the proxy statement attached as Exhibit (a)(1) thereto (“Proxy Statement Amendment No. 1”) respectively, is being provided to the Staff via email.

* * *

Schedule 13E-3

Letter to Shareholders

1.              We note your response to comment one in our letter dated January 28, 2013. Please revise throughout your document to state whether the board and each filing person has determined that the merger is fair to the “unaffiliated shareholders” and the “unaffiliated ADS holders” of the registrant, rather than to the “unaffiliated shareholders and ADS holders.”

In response to the Staff’s comment, the disclosure has been revised to use the term “unaffiliated shareholders and unaffiliated ADS holders” where appropriate throughout Amendment No. 2 and Proxy Statement Amendment No. 2.

Opinion of Oppenheimer; the Special Committee’s Financial Advisor, page 44

Selected Companies Analysis, page 46

2.              We note your response to comment 17 in our letter dated January 28, 2013. Please revise to include either the EBITDA information or the Enterprise Value/EBIDTA multiple information for the selected companies.

In response to the Staff’s comment, the Proxy Statement has been revised to disclose the EBITDA information for the selected companies. Please refer to page 48 of Proxy Statement Amendment No. 2.

Other Factors, page 49

3.              We note your response to comment 20 in our letter dated January 28, 2013. Please revise to include a heading for the summary of the premiums paid analysis. Please also revise to identify the going private transactions and the premium paid in each going private transaction.

In response to the Staff’s comment, we have modified Proxy Statement Amendment No. 1 to include a heading of “Premium Paid Analysis”. Please refer to page 51 of Proxy Statement Amendment No. 2. With respect to information of premium paid in each going private transaction, we respectfully advise the Staff that Oppenheimer did not specifically identify the going private transactions or the premiums paid in such transactions in its presentations to the special committee nor did it disclose the specific transactions or premiums paid in those transactions in its various discussions with the special committee. As disclosed on page 51 of Proxy Statement Amendment No. 2, Oppenheimer reviewed all twelve “going private” transactions completed between October 2010 and the date of the merger agreement involving Chinese companies listed in the U.S. with transaction values greater than $25 million and where the consideration paid was all cash and the acquiror owned less than 90% of the target company prior to the transaction, and identified the highest and lowest premiums paid in such transactions. Oppenheimer identified the highest and lowest premiums paid in these transactions against the relevant target company’s closing price one day, one week and one month prior to the announcement of the relevant transaction and then, for informational purposes only, provided the special committee a chart showing these premiums only as applied to the closing prices of Company’s ADSs one day, one week and one month prior to September 7, 2012 (the date that the Company announced receipt of Mr. Chen’s preliminary non-binding proposal to purchase all of the Shares and ADSs not beneficially owned by him at a price of $0.50 per Share and $2.00 per ADS in cash). Accordingly, at no point did Oppenheimer disclose to the special committee or any other filing person the underlying going private transactions that formed part of its premiums paid analysis or the actual premiums paid in such going private transactions. Furthermore, Oppenheimer emphasized to the special committee that the premiums paid in prior going transactions were not used by Oppenheimer as a valuation methodology but were presented to the special committee as applied to the closing price of the ADSs merely for informational purposes.  As such, Oppenheimer does not believe that underlying data relating to the particular going private transactions and the premium paid in each of these going private transaction formed any meaningful part of the special committee’s or any other filing person’s consideration of the fairness of the offer price and, accordingly, we have not included such information in the summary of Oppenheimer’s analysis.

Alternatives to the Merger, page 54

4.              We note that you discuss the alternatives considered by the special committee. Please revise to describe each alternative considered by the board and the reasons for their rejection.

The Company respectfully submits to the Staff that as described in the first paragraph under the “Alternatives to the Merger” on page 56 of Proxy Statement Amendment No. 2, the special committee did not consider any alternative transactions as the special committee did not make any attempt to contact any third parties who might consider an acquisition of the Company or receive any indication of interest or offer from any third party of a potential alternative transaction since the public announcement of Mr. Chen’s proposal on September 7, 2012.

In addition, as described in the second paragraph under the “Alternatives to the Merger” on page 56 of Proxy Statement Amendment No. 2, the special committee did not consider any alternative transaction structure.

5.              We note your response to comment 22 in our letter dated January 28, 2013. Please revise to further explain how a merger is easier to understand, given that shareholders could also receive cash consideration in a tender offer or odd-lot offer.

In response to the Staff’s comment, Proxy Statement Amendment No. 1 has been revised.  Please refer to page 56 of Proxy Statement Amendment No. 2.

Material U.S. Federal Income Tax Considerations, page 93

6.              We note your response to comment 24 in our letter dated January 28, 2013 and your revised disclosure regarding the tax effect on the registrant; however, we reissue that part of our comment asking you to describe the tax effect on the other filing persons. Refer to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, Proxy Statement Amendment No. 1 has been revised to describe the tax effect on the other filing persons.  Please refer to page 98 of Proxy Statement Amendment No. 2.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +86-10-6529-8300, +86-10-6529-8399 (fax) or kli@wsgr.com.

Very truly yours,

/s/ Kefei Li
Kefei Li

cc:	Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Jin Mao Tower, 38F, Unit 03
88 Century Boulevard
Pudong New Area, Shanghai 200121
People’s Republic of China

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers — West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China